

TELEFAX

03 JUL -3 AM 7:21

03024316

An: To:	SEC	Datum: Date:	03.07.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – PresseinformationFiling Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

dlw 7/9

VA Technologie AG
Firmensitz / Headquarters:
Lunzerstrasse 64, A - 4031 Linz
Tel.: (+43/732) 6986-0, Fax: (+43/732) 6980-0
E-Mail: contact@vatech.co.at

Büro Wien / Vienna Office:
Penzinger Strasse 76, A-1140 Wien
Tel.: (+43/1) 89100 - 171 Fax. (+43/1) 6946169
http://www.vatech.co.at

FAX_bloomberg_sec.doc

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI CLECIM awarded pickle line modernization contract by ISPAT

In April 2003 VAI CLECIM, a French subsidiary of VOEST-ALPINE Industrieanlagenbau GmbH, Austria, received an order from ISPAT for the modernization of an existing pickle line at their works in Romania.

The contract is for a complete rebuild of a line that has been shut down for over 10 years whereby only foundations, concrete structure and a few auxiliary machines at entry and exit will be re-used.

After modernization the line will have a capacity of 1.4 million tons/y.

The scope of supply includes the following main equipment:

- A flash-butt welder
- Entry strip accumulators
- A scale breaker
- A pickling section including four flexible turbulent pickle tanks
- An exit strip accumulator
- Edge trimming section with turret type shear
- Regeneration unit
- Complete electrical and automation equipment supplied by VAI Linz

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-8501, Fax: +43 732/6980-6686
e-mail: klemens.possart@vai.at

Completing the work on time is an important challenge as pickling of the first strip is already scheduled 15 month after coming into force of the contract - compared to 18-20 months normally required for a similar plant size.

++++2003-07-02

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1,024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-6501, Fax: +43 732/6980-5685
e-mail: klemens.possart@vai.at

VA TECH

TELEFAX

03 JUL -3 AM 7:21

SUPPL

An: To:	SEC	Datum: Date:	03.07.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	VA Technologie AG – PresseinformationFiling Number 82-3910		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone, [0043-732] 6986-9222
Fax, [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VATECH

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI Automation Receives Contract from Stahlwerke Bremen of Germany

Arcelor, Stahlwerke Bremen of Germany has awarded VAI Automation, a global business area of VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a contract for the automation of a new in-line Skin Pass Mill for the existing galvanizing line No. 2 in the Bremen works.

The scope for VAI Automation includes the complete automation including the implementation into the existing process automation systems and the electrical equipment.

Startup of the automation systems is scheduled for April/May 2004.

Numerous references from around the world in the field of automation for cold-rolling mills delivered by VAI were essential factors in awarding of this contract.

++++2003-07-03

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1,024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-8222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-8501, Fax: +43 732/6980-5586
e-mail: klemens.possart@vai.at